UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

North Square Evanston Multi-Alpha Fund

(formerly, Evanston Alternative Opportunities Fund)
Name of Issuer)

North Square Evanston Multi-Alpha Fund

(formerly, Evanston Alternative Opportunities Fund)
 (Name of Person(s) Filing Statement (Issuer))

 Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares: 299222 208 Class I Shares: 299222 109

(CUSIP Number of Class of Securities)

Karen Jacoppo-Wood

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(513) 577-1693

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:

Stacy H. Louizos, Esq.

Blank Rome LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 885-5147

June 27, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Final Amendment to Tender Offer Statement

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on June 27, 2024, by the North Square Evanston Multi-Alpha Fund (formerly, Evanston Alternative Opportunities Fund) (the “Fund”) relating to the Fund’s offer to repurchase Class A Shares and Class I Shares of the Fund (“Shares”) from its shareholders (“Shareholders”) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal in an aggregate amount of up to $12,252,966 (the “Offer”) and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the Offer, $5,331,037.10 was tendered and accepted by the Fund at a net asset value of $10.0983 per Class I Share as determined as of September 30, 2024. No Class A Shares were tendered for repurchase. Payments (less any early repurchase charge or holdbacks) were wired on October 28, 2024, to the accounts of tendering Shareholders as described in the Letter of Transmittal and in accordance with the terms of the Offer.

ITEM 12(b).	Filing Fees

Filing Fee Exhibit

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024

NORTH SQUARE EVANSTON MULTI-ALPHA FUND

By: /s/ Ian Martin

Name: Ian Martin

Title: Trustee, President and Principal Executive Officer